UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Creative Realities, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

97652A 302

(CUSIP number)

Brian Friedman

c\o Pegasus Capital Advisors, L.P.

750 East Main Street

Suite 600

Stamford, CT 06902 (203) 869-4400

(Name, address and telephone number of person authorized to receive notices and communications)

May 1, 2023

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 97652A 302

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Slipstream Funding, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 317,455
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 317,455

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 317,455
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.27%(1)
14.	TYPE OF REPORTING PERSON* OO

(1)

Based on 7,394,407 shares of Common Stock outstanding as of March 29, 2023, as reported in the Company’s Form 10-K filed with the SEC on March 30, 2023, plus 2,309,379 shares of Common Stock issuable upon exercise of an equivalent number of warrants directly held by Slipstream Communications, LLC (“the Warrants”).

CUSIP No. 97652A 302

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Slipstream Communications, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Anguilla

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 3,734,865(1)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 3,734,865(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,734,865(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.49%(2)
14.	TYPE OF REPORTING PERSON* OO

(1)	Includes 2,309,379 shares of common stock issuable upon exercise of the Warrants directly held by Slipstream Communications, LLC.
(2)

Based on 7,394,407 shares of Common Stock outstanding as of March 29, 2023, as reported in the Company’s Form 10-K filed with the SEC on March 30, 2023, plus 2,309,379 shares of common stock underlying the Warrants.

CUSIP No. 97652A 302

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BCOM Holdings, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 3,734,865(1)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 3,734,865(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,734,865(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.49%(2)
14.	TYPE OF REPORTING PERSON* PN

(1)	Includes 2,309,379 shares of common stock issuable upon exercise of the Warrants directly held by Slipstream Communications, LLC.
(2)

Based on 7,394,407 shares of Common Stock outstanding as of March 29, 2023, as reported in the Company’s Form 10-K filed with the SEC on March 30, 2023, plus 2,309,379 shares of common stock underlying the Warrants.

CUSIP No. 97652A 302

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BCOM GP LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 3,734,865(1)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 3,734,865(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,734,865(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.49%(2)
14.	TYPE OF REPORTING PERSON* OO

(1)	Includes 2,309,379 shares of common stock issuable upon exercise of the Warrants directly held by Slipstream Communications, LLC.
(2)

Based on 7,394,407 shares of Common Stock outstanding as of March 29, 2023, as reported in the Company’s Form 10-K filed with the SEC on March 30, 2023, plus 2,309,379 shares of common stock underlying the Warrants.

CUSIP No. 97652A 302

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Business Services Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 3,734,865(1)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 3,734,865(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,734,865(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.49%(2)
14.	TYPE OF REPORTING PERSON* OO

(1)	Includes 2,309,379 shares of common stock issuable upon exercise of the Warrants directly held by Slipstream Communications, LLC.
(2)

Based on 7,394,407 shares of Common Stock outstanding as of March 29, 2023, as reported in the Company’s Form 10-K filed with the SEC on March 30, 2023, plus 2,309,379 shares of common stock underlying the Warrants.

CUSIP No. 97652A 302

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Pegasus Investors IV, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 3,734,865(1)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 3,734,865(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,734,865(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.49%(2)
14.	TYPE OF REPORTING PERSON* PN

(1)	Includes 2,309,379 shares of common stock issuable upon exercise of the Warrants directly held by Slipstream Communications, LLC.
(2)

Based on 7,394,407 shares of Common Stock outstanding as of March 29, 2023, as reported in the Company’s Form 10-K filed with the SEC on March 30, 2023, plus 2,309,379 shares of common stock underlying the Warrants.

CUSIP No. 97652A 302

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Pegasus Investors IV GP, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 3,734,865(1)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 3,734,865(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,734,865(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.49%(2)
14.	TYPE OF REPORTING PERSON* OO

(1)	Includes 2,309,379 shares of common stock issuable upon exercise of the Warrants directly held by Slipstream Communications, LLC.
(2)

Based on 7,394,407 shares of Common Stock outstanding as of March 29, 2023, as reported in the Company’s Form 10-K filed with the SEC on March 30, 2023, plus 2,309,379 shares of common stock underlying the Warrants.

CUSIP No. 97652A 302

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Pegasus Capital, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 3,734,865(1)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 3,734,865(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,734,865(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.49%(2)
14.	TYPE OF REPORTING PERSON* OO

(1)	Includes 2,309,379 shares of common stock issuable upon exercise of the Warrants directly held by Slipstream Communications, LLC.
(2)

Based on 7,394,407 shares of Common Stock outstanding as of March 29, 2023, as reported in the Company’s Form 10-K filed with the SEC on March 30, 2023, plus 2,309,379 shares of common stock underlying the Warrants.

CUSIP No. 97652A 302

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Craig Cogut
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 3,734,865(1)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 3,734,865(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,734,865(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.49%(2)
14.	TYPE OF REPORTING PERSON* IN

(1)	Includes 2,309,379 shares of common stock issuable upon exercise of the Warrants directly held by Slipstream Communications, LLC.
(2)

Based on 7,394,407 shares of Common Stock outstanding as of March 29, 2023, as reported in the Company’s Form 10-K filed with the SEC on March 30, 2023, plus 2,309,379 shares of common stock underlying the Warrants.

Amendment No. 4 to

Schedule 13D

Explanatory Note

On March 27, 2023, Creative Realities, Inc., formerly Wireless Ronin Technologies, Inc (the “Issuer” or the “Company”), effected a reverse stock split (the “Reverse Stock Split”) of the Company’s common stock, par value $0.01 per share (“Common Stock”), at a ratio of 3:1. The share and per share amounts reported in this Schedule 13D (as defined below) give effect to the Reverse Stock Split for all periods presented herein.

ITEM 1.	Security and Issuer.

This Amendment No. 4 (“Amendment No. 4”) amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on August 29, 2014, as amended by Amendment No. 1 filed with the SEC on September 22, 2014, Amendment No. 2 filed with the SEC on December 16, 2022 and Amendment No. 3 filed with the SEC on February 3, 2023 (the “Schedule 13D”), with respect to the Common Stock of the Company. Capitalized terms used herein and not otherwise defined in this Amendment No. 4 have the meanings set forth in the Schedule 13D. Except as specifically amended herein, the Schedule 13D shall otherwise remain in effect.

ITEM 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented to incorporate the following at the end thereof:

On February 3, 2023, an affiliate of the Reporting Persons, Pegasus Capital Advisors, LP (“PCA LP”), on behalf of itself and certain of its affiliates (collectively, “Pegasus”), delivered to the Board a letter setting forth a proposal (the “Initial Proposal”) for Pegasus to acquire all of the outstanding shares of Common Stock that are not owned by the Reporting Persons for a purchase price of $0.83 per share in cash (or, as a result of the Reverse Stock Split, $2.49 per share) in cash. On March 28, 2023, the Special Committee of the Board of Directors of the Issuer (the “Special Committee”) issued a press release rejecting the Initial Proposal. On May 1, 2023, Pegasus delivered to the Special Committee a letter setting forth a proposal (the “Second Proposal”) for Pegasus to acquire all of the outstanding shares of Common Stock that are not owned by the Reporting Persons for a purchase price of $2.85 per share in cash. A copy of the Second Proposal is filed as Exhibit 99.6 to this Amendment No. 4, and the information set forth in the Second Proposal is incorporated by reference herein.

The Second Proposal may result in one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including, without limitation, an acquisition of additional securities of the Issuer, an extraordinary corporate transaction (such as a merger) involving the Issuer, delisting of the Common Stock from The Nasdaq Stock Market LLC and other material changes in the Issuer’s business or corporate structure. No assurances can be given that the transaction contemplated by the Second Proposal or any other potential transaction involving Pegasus or its affiliates (or any other Reporting Person) and the Issuer will be consummated, or, if a transaction is undertaken, as to its timing or terms, including price. Pegasus reserves the right to modify or withdraw the Second Proposal at any time. While the Second Proposal remains under consideration or negotiation by the Issuer and the Special Committee, Pegasus and/or the Reporting Persons expect to respond to inquiries from, and negotiate the terms of the Second Proposal with, the Issuer and the Special Committee or their respective representatives. These negotiations may include changes to the Second Proposal, including the price. Pegasus does not intend to update additional disclosures regarding the Second Proposal until a definitive agreement has been reached, or unless disclosure is otherwise required under applicable U.S. securities laws. Pegasus and the Reporting Persons reserve the right to formulate other plans or make other proposals which could result in one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, and to modify or withdraw any such plan or proposal at any time.

ITEM 7.	Material to be Filed as Exhibits

Item 7 of this Schedule 13D is hereby supplemented by adding the following exhibits at the end thereof:

Exhibit Number	Description of Exhibits

99.6	Non-binding Proposal Letter, dated as of May 1, 2023, from Pegasus Capital Advisors, L.P. to the Members of the Special Committee of the Board of Directors of Creative Realities, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 1, 2023

SLIPSTREAM FUNDING, LLC

By:	/s/ Brian Friedman
Name: Brian Friedman
Title: General Counsel

SLIPSTREAM COMMUNICATIONS, LLC

By:	/s / Brian Friedman
Name: Brian Friedman Title: General Counsel

BCOM HOLDINGS, LP

By:	BCOM GP LLC, its general partner

By:	/s/ Brian Friedman
Name: Brian Friedman Title: General Counsel

BCOM GP LLC

By:	/s/ Brian Friedman
Name: Brian Friedman Title: General Counsel

BUSINESS SERVICES HOLDINGS, LLC

By:	/s/ Brian Friedman
Name: Brian Friedman Title: General Counsel

PEGASUS INVESTORS IV, L.P.

By: Pegasus Investors IV GP, L.L.C., its general partner

By:	/s/ Brian Friedman
Name: Brian Friedman Title: General Counsel

PEGASUS INVESTORS IV GP, L.L.C.

By:	/s/ Brian Friedman
Name: Brian Friedman Title: General Counsel

PEGASUS CAPITAL, LLC

By:	/s/ Craig Cogut
Name: Craig Cogut
Title: Managing Member

/s/ CRAIG COGUT
CRAIG COGUT